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                                                                      EXHIBIT 99

RISK FACTORS

OUR CONTROLLED RELEASE PRODUCTS THAT ARE GENERIC VERSIONS OF BRANDED CONTROLLED RELEASE PRODUCTS THAT ARE COVERED BY ONE OR MORE PATENTS MAY BE SUBJECT TO LITIGATION

         We expect that our collaborators will file ANDAs for our controlled release products that are generic versions of branded controlled release products that are covered by one or more patents. It is likely that the owners of the patents covering the brand name product or the sponsors of the NDA with respect to the branded product will sue or undertake regulatory initiatives to preserve marketing exclusivity, as Pfizer did with respect to Nifedipine XL. Any significant delay in obtaining FDA approval to market our product candidates as a result of litigation, as well as the expense of such litigation, whether or not we or our collaborators are successful, could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON MYLAN AND OTHER CORPORATE COLLABORATORS TO CONDUCT FULL-SCALE BIOEQUIVALENCE STUDIES AND CLINICAL TRIALS, OBTAIN REGULATORY APPROVALS FOR, AND MANUFACTURE, MARKET, AND SELL OUR TIMERx CONTROLLED RELEASE PRODUCTS

         We develop and commercialize our TIMERx controlled release products in collaboration with pharmaceutical companies. We are parties to collaborative agreements with third parties relating to certain of our principal products. We are relying on Mylan to conduct full-scale bioequivalence studies and clinical trials, obtain regulatory approvals for, and manufacture, market and sell one of our TIMERx controlled release products, and Endo to develop and commercialize a controlled release version of Numorphan. We are also dependent on Mylan with respect to the marketing and sale of the 30 mg strength of Pfizer's generic version of Procardia XL. Our collaborators may not devote the resources necessary or may otherwise be unable to complete development and commercialization of these potential products. Our existing collaborations are subject to termination without cause on short notice under certain circumstances.

         If we cannot maintain our existing collaborations or establish new collaborations, we would be required to terminate the development and commercialization of our potential products or undertake product development and commercialization activities at our own expense. Moreover, we have limited or no experience in conducting full-scale bioequivalence studies and clinical trials, preparing and submitting regulatory applications and manufacturing, marketing and selling our TIMERx controlled release products. We may not be successful in performing these activities.



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         Our existing collaborations and any future collaborations with third parties may not be scientifically or commercially successful. Factors that may affect the success of our collaborations include the following:

        - our collaborators may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the product as to which they are collaborating with us, which could affect our collaborator's commitment to the collaboration with us;

        - reductions in marketing or sales efforts or a discontinuation of marketing or sales of our products by our collaborators would reduce our revenues, which will be based on a percentage of net sales by the collaborator;

        - our collaborators may terminate their collaborations with us, which could make it difficult for us to attract new collaborators or adversely affect our perception in the business and financial communities; and

        - our collaborators may pursue higher priority programs or change the focus of their development programs, which could affect the collaborator's commitment to us.


WE HAVE NOT BEEN PROFITABLE

         We have incurred net losses since our inception, including net losses of approximately $7.7 million, $8.8 million and $7.3 million during 1999, 1998 and 1997, respectively. As of December 31, 1999, our accumulated deficit was approximately $36.2 million. A substantial portion of our revenues have been generated from the sales of our pharmaceutical excipients. Our future profitability will depend on several factors, including:

        - the timing of the commercial launch by Mylan of Pfizer's generic version of the 30 mg strength of its Procardia XL in the United States;

        - the successful commercialization of our controlled release products for which regulatory approval currently is pending;

        - the completion of the development of other pharmaceuticals using our TIMERx controlled release technology;

        -    an increase in sales of our pharmaceutical excipient products; and

        -    our funding obligations under certain of our collaborations.




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WE FACE SIGNIFICANT COMPETITION, WHICH MAY RESULT IN OTHERS DISCOVERING,
DEVELOPING OR COMMERCIALIZING PRODUCTS BEFORE OR MORE SUCCESSFULLY THAN WE DO

         The pharmaceutical industry is highly competitive and is affected by new technologies, governmental regulations, health care legislation, availability of financing, litigation and other factors. Many of our competitors have longer operating histories and greater financial, marketing, legal and other resources than we do and than certain of our collaborators do.

         Our TIMERx business faces competition from numerous public and private companies and their controlled release technologies, including ALZA's oral osmotic pump (OROS(R)) technology, multiparticulate systems marketed by Elan and Biovail, traditional matrix systems marketed by SkyePharma, plc and other controlled release technologies marketed or under development by Andrx Corporation, among others.

         In addition to developing controlled release versions of immediate release products, we have concentrated a significant portion of our initial development efforts on generic versions of branded controlled release products. The success of generic versions of branded controlled release products based on our TIMERx technology will depend, in large part, on the intensity of competition from the branded controlled release product, other generic versions of the branded controlled release product and other drugs and technologies that compete with the branded controlled release product, as well as the timing of product approval. Competition from other generic versions of branded controlled release products will also reduce the royalty rate to be paid to us under several of our collaborations.

         The generic drug industry is characterized by frequent litigation between generic drug companies and branded drug companies. Those companies with significant financial resources will be better able to bring and defend any such litigation.

         In our excipients business, we compete with a number of large manufacturers and other distributors of excipient products, many of which have substantially greater financial, marketing and other resources than the Company. Our principal competitor in this market is FMC Corporation, which markets its own line of MCC excipient products.

WE MAY REQUIRE ADDITIONAL FUNDING

         Our requirements for additional capital could be substantial and will depend on many factors, including:

        - the timing and amount of payments received under existing and possible future collaborative agreements;

        - the structure of any future collaborative or development agreements;

        - the progress of our collaborative and independent development projects;




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        -    revenues from our excipients business;

        -    the costs to us of clinical studies for our products;


        - the prosecution, defense and enforcement of patent claims and other intellectual property rights; and

        -    the development of manufacturing, marketing and sales capabilities.


         After the March 6, 2000 financing (see Part II, Item 5), we have no committed sources of capital. We may seek additional funds through collaborative arrangements and public or private financing. Additional financing may not be available to us on acceptable terms, if at all. If we raise additional funds by issuing equity securities, further dilution to our then existing stockholders will result. In addition, the terms of the financing may adversely affect the holdings or the rights of such stockholders. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain of our technologies, product candidates or products which we otherwise pursue on our own.

OUR SUCCESS DEPENDS ON OUR PROTECTING OUR PATENTS AND PATENTED RIGHTS

         Our success depends in significant part on our ability to develop patentable products, to obtain patent protection for our products, both in the United States and in other countries, and to enforce these patents. The patent positions of pharmaceutical firms, including us, are generally uncertain and involve complex legal and factual questions. As a result, patents may not issue from any patent applications that we own or license. If patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, issued patents that we own or license may be challenged, invalidated or circumvented. Our patents also may not afford us protection against competitors with similar technology.

         Our success also depends on our not infringing patents issued to competitors or others. We are aware of patents and patent applications belonging to competitors and others that may require us to alter our products or processes, pay licensing fees or cease certain activities.

         We may not be able to obtain a license to any technology owned by a third party that we require to manufacture or market one or more products. Even if we can obtain a license, the financial and other terms may be disadvantageous.

         Our success also depends on our maintaining the confidentiality of our trade secrets and patented know-how. We seek to protect such information by entering into confidentiality agreements with employees, consultants, licensees and pharmaceutical companies. These agreements may be breached by such parties. We may not be able to




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obtain an adequate, or perhaps, any remedy to such a breach. In addition, our trade secrets may otherwise become known or be independently developed by our competitors.

WE ARE INVOLVED IN AND MAY BECOME INVOLVED IN ADDITIONAL PATENT LITIGATION OR OTHER INTELLECTUAL PROPERTY PROCEEDINGS RELATING TO OUR PRODUCTS OR PROCESSES WHICH COULD RESULT IN LIABILITY FOR DAMAGE OR STOP OUR DEVELOPMENT AND COMMERCIALIZATION EFFORTS

         The pharmaceutical industry has been characterized by significant litigation and interference and other proceedings regarding patents, patent applications and other intellectual property rights. In addition to the recently dismissed litigation involving Mylan, Pfizer and the still pending litigation involving Mylan and Bayer, we may become parties to, or our products (or products based on our TIMERx controlled release technology) may become the subject of, additional patent litigation and other proceedings in the future. The types of situations in which we may become parties to such litigation or proceedings include:

        - We or our collaborators may initiate litigation or other proceedings against third parties to enforce our patent rights.

        - We or our collaborators may initiate litigation or other proceedings against third parties to seek to invalidate the patents held by such third parties or to obtain a judgment that our products or processes do not infringe such third parties' patents.

        - If our competitors file patent applications that claim technology also claimed by us, we or our collaborators may participate in interference or opposition proceedings to determine the priority of invention.

        - If third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings.

         An adverse outcome in any litigation or other proceeding could subject us to significant liabilities to third parties and require us to cease using the technology that is at issue or to license the technology from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

         The cost of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Although the legal costs of defending litigation relating to a patent infringement claim (unless such claim relates to TIMERx in which case such costs are our responsibility) are generally the contractual responsibility of our collaborators, we could nonetheless incur significant unreimbursed costs in participating and assisting in the litigation. Some of our competitors may be able to sustain the cost of such litigation and proceedings more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation



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or other proceedings could have a material adverse effect on our ability to complete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

         In 1994, the Boots Company PLC filed in the European Patent Office, or the EPO, an opposition to a patent granted by the EPO to us relating to our TIMERx technology. In June 1996, the EPO dismissed Boots' opposition, leaving intact all claims included in the patent. Boots has appealed this decision to the EPO Board of Appeals, but no judgment has been rendered. We can provide no assurance that we will prevail in this matter.

IF OUR CLINICAL TRIALS ARE NOT SUCCESSFUL OR TAKE LONGER TO COMPLETE THAN WE EXPECT, WE MAY NOT BE ABLE TO DEVELOP AND COMMERCIALIZE CERTAIN OF OUR PRODUCTS

         In order to obtain regulatory approvals for the commercial sale of certain of our potential products, including controlled release versions of immediate release drugs and new chemical entities, our collaborators will be required to complete clinical trials in humans to demonstrate the safety and efficacy of the products. Our collaborators may not be able to obtain authority from the FDA or other regulatory agencies to commence or complete these clinical trails.

         The results from preclinical testing of a product that is under development may not be predictive of results that will be obtained in human clinical trials. In addition, the results of early human clinical trials may not be predictive of results that will be obtained in larger scale advanced stage clinical trials. Furthermore, we, one of our collaborators, or the FDA may suspend clinical trails at any time if the subjects or patients participating in such trails are being exposed to unacceptable health risks, or for other reasons.




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         The rate of completion of clinical trials is dependent in part upon the rate of enrollment of patients. Patient accrual is a function of many factors including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment may result in increased costs and program delays.

         We and our collaborators may not be able to successfully complete any clinical trial of a potential product within any specified time period. In some cases, we may not be able to complete the trial at all. Moreover, clinical trials may not show any potential product to be safe or efficacious. Thus, the FDA and other regulatory authorities may not approve any of our potential products for any indication.

         Our business, financial condition, or results of operations could be materially adversely affected if:

        - we or our collaborators are unable to complete a clinical trial of one of our potential products;

        -    the results of any clinical trial are unfavorable; or

        -    the time or cost of completing the trial exceeds our expectations.

WE MAY NOT OBTAIN REGULATORY APPROVAL; THE APPROVAL PROCESS CAN BE TIME-CONSUMING AND EXPENSIVE

         The development, clinical testing, manufacture, marketing and sale of pharmaceutical products are subject to extensive federal, state and local regulation in the United States and other countries. This regulatory approval process can be time-consuming and expensive.

         We may encounter delays or rejections during any stage of the regulatory approval process based upon the failure of clinical data to demonstrate compliance with, or upon the failure of the product to meet, the FDA's requirements for safety, efficacy and quality; and those requirements may become more stringent due to changes in regulatory agency policy or the adoption of new regulations. After submission of a marketing application, in the form of an NDA or an ANDA, the FDA may deny the application, may require additional testing or data and/or may require postmarketing testing and surveillance to monitor the safety or efficacy of a product. While the U.S. Food, Drug and Cosmetic Act, or FDCA, provides for a 180-day review period, the FDA commonly takes one to two years to grant final approval to a marketing application (NDA or ANDA). Further, the terms of approval of any marketing application, including the labeling content, may be more restrictive than we desire and could affect the marketability of products incorporating our controlled release technology.

         Many of the controlled release products that we are developing with our collaborators are generic versions of branded controlled release products, which require the filing of ANDAs. Certain ANDA procedures for generic versions of controlled


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release products are the subject of petitions filed by brand name drug manufacturers, which seek changes from the FDA in the approval process for generic drugs. These requested changes include, among other things, tighter standards for certain bioequivalence studies and disallowance of the use by a generic drug manufacturer in its ANDA of proprietary data submitted by the original manufacturer as part of an original new drug application. Any changes in FDA regulations that make ANDA approvals more difficult may have a material adverse effect on our business, financial condition and results of operations.

         Other products containing our TIMERx controlled release technology require the filing of an NDA. A full NDA must include complete reports of preclinical, clinical and other studies to prove adequately that the product is safe and effective, which involves, among other things, full clinical testing, and as a result requires the expenditure of substantial resources. In certain cases involving controlled release versions of FDA-approved immediate release drugs, we may be able to rely on existing publicly available safety and efficacy data to support an NDA for controlled release products under Section 505(b)(2) of the FDCA when such data exists for an approved immediate release version of the same chemical entity. However, we can provide no assurance that the FDA will accept such section 505(b)(2) NDA, or that we will be able to obtain publicly available data that is useful. The section 505(b)(2) NDA process is a highly uncertain avenue to approval because the FDA's policies on section 505(b)(2) NDAs have not yet been fully developed. There can be no assurance that the FDA will approve an application submitted under section 505(b)(2) in a timely manner or at all.

         The FDA also has the authority to revoke or suspend approvals of previously approved products for cause, to debar companies and individuals from participating in the drug-approval process, to request recalls of allegedly violative products, to seize allegedly violative products, to obtain injunctions to close manufacturing plants allegedly not operating in conformity with current Good Manufacturing Practices (GMP) and to stop shipments of allegedly violative products. The FDA may seek to impose pre-clearance requirements on products currently being marketed without FDA approval, and there can be no assurance that the Company or its third-party manufacturers or collaborators will be able to obtain approval for such products within the time period specified by the FDA.

EVEN IF WE OBTAIN MARKETING APPROVAL, OUR PRODUCTS WILL BE SUBJECT TO ONGOING REGULATORY REVIEW

         If regulatory approval of a product is granted, such approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow-up studies. As to products for which marketing approval is obtained, the manufacturer of the product and the manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.




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         If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

THE MARKET MAY NOT BE RECEPTIVE TO PRODUCTS INCORPORATING OUR TIMERx CONTROLLED RELEASE TECHNOLOGY

         The commercial success of products incorporating our controlled release technology that are approved for marketing by the FDA and other regulatory authorities will depend upon their acceptance by the medical community and third party payors as clinically useful, cost-effective and safe.

        Other factors that we believe could materially affect market acceptance of these products include:

        - the timing of the receipt of marketing approvals and the countries in which such approvals are obtained;

        - the safety and efficacy of the product as compared to competitive products; and

        - the cost-effectiveness of the product and the ability to receive third party reimbursement.

WE HAVE ONLY LIMITED MANUFACTURING CAPABILITIES AND WILL BE DEPENDENT ON THIRD PARTY MANUFACTURERS.

         We lack commercial scale facilities to manufacture our TIMERx material in accordance with current GMP requirements prescribed by the FDA. We currently rely on a third party pharmaceutical company for the bulk manufacture of our TIMERx material for delivery to our collaborators.

         There are a limited number of manufacturers that operate under GMP regulations capable of manufacturing our TIMERx material. We have not yet qualified a second source of supply. In the event that our current manufacturer is unable to manufacture the TIMERx material in the required quantities or at all, we may be unable to obtain alternative contract manufacturing, or obtain such manufacturing on commercially reasonable terms.

         If our third party manufacturer fails to perform its obligations, we may be adversely affected in a number of ways, including:

        - our collaborators may not be able to meet commercial demands for our products on a timely basis;

        - our collaborators may not be able to initiate or continue clinical trials of products that are under development; and



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        -    our collaborators may be delayed in submitting applications for regulatory approvals of our products.

         We have limited experience in manufacturing TIMERx material on a commercial scale and no facilities or equipment to do so. If we determine to develop our own manufacturing capabilities, we will need to recruit qualified personnel and build or lease the requisite facilities and equipment. We may not be able to successfully develop our own manufacturing capabilities. Moreover, it may be very costly and time consuming for us to develop such capabilities.

         The manufacture of any of our products (both TIMERx material and excipients) is subject to regulation by the FDA and comparable agencies in foreign countries. Any delay in complying or failure to comply with such manufacturing requirements could materially adversely affect the marketing of our products and our business, financial condition and results of operations.

WE ARE DEPENDENT UPON A SOLE SOURCE SUPPLIER FOR THE GUMS USED IN OUR TIMERx MATERIAL AND UPON A LIMITED NUMBER OF SUPPLIERS FOR THE WOOD PULP USED IN THE MANUFACTURE OF OUR EXCIPIENTS

         Our TIMERx drug delivery system is a hydrophilic matrix combining primarily two polysaccharides, xanthan and locust bean gums, in the presence of dextrose. We purchase these gums from a sole source supplier. Emcocel and Prosolv, our two largest selling excipients, are manufactured from a specialty grade of wood pulp. We have qualified alternate suppliers with respect to these materials, but we can provide no assurance that interruptions in supplies will not occur in the future or that we will not have to obtain substitute suppliers. Any interruption in these supplies could have a material adverse effect on our ability to manufacture bulk TIMERx for delivery to our collaborators or to manufacture these excipients.

IF OUR COLLABORATORS FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT BY THIRD PARTY PAYORS FOR OUR CONTROLLED RELEASE PRODUCTS, THEY MAY NOT BE ABLE TO SUCCESSFULLY COMMERCIALIZE CONTROLLED RELEASE PRODUCTS IN CERTAIN MARKETS

         The availability of reimbursement by governmental and other third party payors affects the market for any pharmaceutical product. These third party payors continually attempt to contain or reduce the costs of health care by challenging the prices charged for medical products and services. In certain foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control.

         The generic versions of controlled release products being developed by us and our collaborators may be assigned an AB rating if the FDA considers the product to be therapeutically equivalent to the branded controlled release drug. Failure to obtain an AB




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rating from the FDA would indicate that for certain purposes the drug would not be deemed to be therapeutically equivalent, would not be fully substitutable for the branded controlled release drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement.

         In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system. Further proposals are likely. The potential for adoption of these proposals may affect our ability to raise capital, obtain additional collaborative partners and market our products.

         If we or our collaborators obtain marketing approvals for our products, we expect to experience pricing pressure due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

WE WILL BE EXPOSED TO PRODUCT LIABILITY CLAIMS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE PRODUCT LIABILITY INSURANCE

         Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. Product liability claims might be made by consumers, health care providers or pharmaceutical companies or others that sell our products. These claims may be made even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale.

         We are currently covered by primary product liability insurance in the amount of $1.0 million per occurrence and $2.0 million annually in the aggregate on a claims-made basis and by umbrella liability insurance in excess of $25.0 million which can also be used for product liability insurance. This coverage may not be adequate to cover any product liability claims. Product liability coverage is expensive. In the future, we may not be able to maintain or obtain such product liability insurance at a reasonable cost or in sufficient amounts to protect us against losses due to liability claims. Any claims that are not covered by product liability insurance could have a material adverse effect on our business, financial condition and results of operations.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE

         The market price of our common stock, like the market prices for securities of pharmaceutical, biopharmaceutical and biotechnology companies, have historically been highly volatile. The market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, future sales of our common stock, announcements of technological innovations or new therapeutic products by us or our competitors, announcements regarding collaborative agreements, clinical trial results, government regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by us or others, changes in reimbursement policies,




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comments made by securities analysts and general market conditions may have a significant effect on the market price of the common stock.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND OF WASHINGTON LAW, AS WELL AS THE RIGHTS AGREEMENT TO WHICH WE ARE A PARTY, MAKE A TAKEOVER OF PENWEST MORE DIFFICULT

         Provisions of our Certificate of Incorporation, our Bylaws and Washington law, as well as the Rights Agreement to which we are a party, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our company, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interest.

RESIDUAL YEAR 2000 ISSUES MAY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL POSITION, RESULTS OF OPERATIONS AND RELATIONSHIPS WITH CUSTOMERS AND SUPPLIERS

         Prior to January 1, 2000, there was a great deal of concern regarding the ability of computer programs and hardware and other equipment to adequately recognize 21st century dates from 20th century dates due to the two-digit date fields used by many systems. For example, computer programs that have time-sensitive components may recognize a date represented as "00" as the year 1900 rather than the year 2000. In addition, programs may have failed to recognize February 29, 2000 as a leap year date as a result of an exception to the calculation of leap years that did occur in the year 2000 and otherwise occurs only once every 400 years. As of March 7, 2000, our computer programs and hardware and other equipment are functioning normally and the compliance and remediation work performed by us appears to be effective to prevent any problems. However, computer experts have warned that there may still be residual consequences of the change in centuries. If residual Year 2000 issues cause the failure of any of the computer programs and hardware and other equipment necessary to operate our business, our business, financial position and results of operations, as well as our relationships with customers and suppliers, may be adversely affected. Furthermore, if third parties of business importance to us do not successfully and timely anticipate and address their own residual Year 2000 issues, any residual Year 2000 issues that arise could have a material adverse effect on our business, financial position and results of operations.